# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NATURAL ALTERNATIVES INTERNATIONAL INC, CIK 0000787253
CUSIP: 638842302
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 1535 FARADAY AVENUE, CARLSBAD, California (CA), 92008-7319
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001851734-23-000057
Filed by CIK 0000702007

## Reporting persons
- CALDWELL SUTTER CAPITAL, INC.: type of reporting person: broker-dealer (BD), investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 460,638; aggregate amount beneficially owned 460,638 (7.4% of the class)
  Comment: Represents the aggregate number of shares of common stock, par value $0.01 (Common Stock), of the Issuer (the Shares), held by certain advisory clients of Caldwell Sutter Capital, Inc. (Caldwell Sutter), a broker dealer and investment advisor registered under Section 203 of the Investment Advisors Act of 1940. As an investment advisor, Caldwell Sutter has limited power of attorney to execute transactions on behalf its clients, and may be deemed to have dispositive power and be the beneficial owner of the Shares reported herein. No advisor of Caldwell Sutter has voting authority over such Shares, other than Shares any individual advisor may hold in their own accounts.
  
  Based on 6,198,778 shares of Common Stock outstanding as of November 13, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed November 13, 2024.
- Joseph F. Helmer: type of reporting person: individual (IN), investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 19,811; shared voting power 0; sole dispositive power 19,811; shared dispositive power 460,638; aggregate amount beneficially owned 480,449 (7.8% of the class)
  Comment: Represents 460,638 shares held in client accounts managed by Caldwell Sutter. As President of Cadwell Sutter and an investment advisor to Caldwell Sutter, Mr. Helmer may be deemed to possess investment power and to be the beneficial owner over the shares reported herein.
  
  Based on 6,198,778 shares of Common Stock outstanding as of November 13, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed November 13, 2024.

## Item 1. Issuer
Name of issuer: NATURAL ALTERNATIVES INTERNATIONAL INC
Address of issuer's principal executive offices: 1535 FARADAY AVENUE, CARLSBAD, CALIFORNIA, 92008-7319.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by:

(1) Caldwell Sutter Capital, Inc., a California corporation, Broker Dealer and registered Investment Advisor (?Caldwell Sutter?); and

(2) Joseph F. Helmer, a United States Citizen (together with Caldwell Sutter, the ?Reporting Persons?).
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is 30 Liberty Ship Way #3225, Sausalito, CA 94965-3324
Citizenship: See Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Caldwell Sutter, a broker dealer and investment advisor registered under Section 203 of the Investment Advisors Act of 1940, serves as the investment manager for a number of managed accounts with respect to which it has dispositive authority over the shares held therein, and therefore may be deemed to be the beneficial owner of the shares held in such client accounts. As President of, and an investment manager to, Caldwell Sutter, and in addition to shares held directly, Joseph F. Helmer may be deemed to be the beneficial owner of the shares held by clients in accounts managed by Caldwell Sutter.

Caldwell Sutter Capital, Inc. Amount beneficially owned: 460,638

Joseph F. Helmer Amount beneficially owned: 480,449
Percent of class:
The percentage of class is based on 6,198,778 shares of Common Stock outstanding as of November 13, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed November 13, 2024.

Caldwell Sutter Capital, Inc. Percent of class: 7.4%

Joseph F. Helmer Percent of class: 7.8%
Sole power to vote or to direct the vote:
Caldwell Sutter Capital, Inc. 0

Joseph F. Helmer 19,811
Shared power to vote or to direct the vote:
Caldwell Sutter Capital, Inc. 0

Joseph F. Helmer 0
Sole power to dispose or to direct the disposition:
Caldwell Sutter Capital, Inc. 0

Joseph F. Helmer 19,811
Shared power to dispose or to direct the disposition:
Caldwell Sutter Capital, Inc. 460,638

Joseph F. Helmer 460,638

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CALDWELL SUTTER CAPITAL, INC.: /s/ Christoper W. Anderson, Christoper W. Anderson ChiefCompliance Officer (02/11/2025)
- Joseph F. Helmer: /s/ Joseph F. Helmer, Joseph F. Helmer President (02/11/2025)